 Exhibit 77Q1(b)(i)

SUB-ITEM 77Q1(b):  Copies of the text of any proposal described in answer to sub-item 77D

Changes to Investment Strategy

It was voted that the proposed changes to the investment strategies for the Loomis Sayles Absolute Strategies Fund and the Loomis Sayles Multi-Asset Real Return Fund as presented at the meeting of the Board of Trustees of Natixis Funds Trust II be approved.